Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

August 5, 2011

Commissioners:

We have read the statements made by Marshall Funds, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 9 of Schedule 14 A as part of the preliminary Proxy Statement of Marshall Funds, Inc. to be filed on August 8, 2011. We agree with the statements concerning our Firm in such Proxy Statement.

Very truly yours,

PricewaterhouseCoopers LLP

Attachment

cc: John M. Blaser, President

     Timothy M. Bonin, Treasurer

Attachment

Prior Auditor Fees and Services. PricewaterhouseCoooers LLP (“PwC”), in its capacity as the Funds’ independent registered public accounting firm, audited each Fund’s financial statements and reviewed each Fund’s federal and state annual income tax returns for the fiscal years ended August 31, 2010 and August 31, 2009. The reports of the financial statements, previously issued by PwC for each Fund for the fiscal years ended August 31, 2010 and August 31, 2009 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles. For the past two most recent fiscal years in which PwC was the Funds’ independent registered public accounting firm and through the date of the change in auditor, there were no disagreements between the Funds and PwC on any matters of accounting principles or practices, financial statement disclosures, auditing scope or procedures, or any other matter which, if lot resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in connection with the issuance of PwC reports on the financial statements of such periods. On February 3, 2011, PwC advised the Audit Committee and the Board that it would no longer be able to serve as the Funds’ independent registered public accounting firm, if and when the Transaction was consummated, as it would not be in compliance with SEC independence requirements following the Transaction. Accordingly, PwC resigned as the Funds’ independent registered public accounting firm effective June 22, 2011.

Aggregate fees billed to the Corporation for professional services rendered by PwC during the fiscal years ended August 31, 2010 and August 31, 2009 were as follows:

Type of Fee	2010	2009
Audit	$313,000	$310,000
Audit-Related	$57,500	$56,500
Tax	$61,500	$60,500
All Other	None	None

In the above table, “audit” fees are fees billed for professional services for the audit of each Fund’s annual financial statements or for services that are normally provided by PwC in connection with statutory and regulatory engagements. “Audit-related” fees are fees billed for assurance and related services that were reasonablv related to the performance of the audit of each Fund’s financial statements. “Tax” fees are fees billed for professional services related to tax compliance, tax advice and tax planning. During the last two fiscal years, there were no non-audit services rendered by PwC to the Adviser or any entity controlling, controlled by or under Common control with the Adviser that provides ongoing services to the Corporation. All of PwC’s hours spent on auditing each Fund’s financial statements were attributed to work performed by full-time permanent employees of PwC. Representatives of PwC are not expected to be present at the special meeting.